EXHIBIT 11

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

COMPUTATION OF EARNINGS PER WEIGHTED AVERAGE COMMON SHARE OUTSTANDING

(Millions except common shares and per share data)

(UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Net Income (Loss)	$(1.6)	$(0.1)	$6.4	$4.4
Less: Dividend Requirements on Preferred Stock	—	—	0.1	0.1

Net Income Applicable to Common Stock	$(1.6)	$(0.1)	$6.3	$4.3

Weighted Average Number of Common Shares Outstanding – Basic (000’s)	10,887	10,830	10,875	10,817

Dilutive Effect of Stock Options and Restricted Stock (000’s)	—	—	2	1

Weighted Average Number of Common Shares Outstanding – Diluted (000’s)	10,887	10,830	10,877	10,818

Earnings Per Share – Basic and Diluted	$(0.15)	$(0.01)	$0.58	$0.40